Nova LifeStyle, Inc.

6565 E. Washington Blvd.

Commerce, CA 90040

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Kristin Baldwin
Mr. Geoffrey Kruczek

August 26, 2025

Re:	Nova LifeStyle, Inc.
Acceleration Request for Registration Statement on Form S-1, as amended
File No. 333-287559

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nova LifeStyle, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File No. 333-287559), as amended, so that it will become effective on August 27, 2025 at 4:00 p.m. ET, or as soon as thereafter practicable.

Very truly yours,

Nova LifeStyle, Inc.

/s/ Xiaohua Lu
Name:	Xiaohua Lu
Title:	Chief Executive Officer, President and Director